Exhibit 12(b)

Computation of Ratios of Available Income to Fixed Charges

$ in Millions	39 Weeks ended Oct. 27, 2001	39 Weeks ended Oct. 26, 2002
Income from continuing operations (before income taxes and capitalized interest)	$32	$266
Fixed Charges
Interest (including capitalized interest) on
Operating leases	229	262
Short-term debt	—	—
Long-term debt	314	305
Capital leases	4	3
Other, net	6	17

Total fixed charges	$553	$587
Total available income	$585	$853

Ratio of available income to total fixed charges	1.06	1.45